Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE American: SVM

SILVERCORP INTERSECTS 1,102 G/T SILVER, 16.39% LEAD, AND 1.55% ZINC OVER 1.20 METRES AT THE SGX MINE, YING MINING DISTRICT

VANCOUVER, British Columbia – November 6, 2019 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report results of its exploration programs at the SGX mine, Ying Mining District, Henan Province, China. Exploration drilling is ongoing at the SGX mine, and all other mines at the Ying Mining District.

From April 1, 2018 to September 30, 2019, the Company completed 41,127 metres (“m”) of diamond drilling with 7 underground rigs and 30,748m of exploration tunneling between elevation levels 110m and 710m. Results from underground drilling extended the major mineralized vein structures along strike and downdip, and exploration tunneling exposed high grade mineralized zones within major production vein structures. During this period, many mineralized parallel and splay structures were discovered near the known mineralized zones. Particularly, the new discovery of the parallel veins S1W3 and S1W5 with significant drill results within the S1 zone has expanded the mineralization to the northwest of the SGX mine. In addition, results from the drilling and tunneling programs have confirmed that the mineralized vein S32 at the SGX mine is the same vein structure as vein HZ20 at the HZG mine to the south of the SGX mine. The combined strike length of this vein structure is approximately 2,800m, with tunneling and infill drilling still ongoing at the connecting area of this vein structure.

Highlights of selected drill hole intersections:

  Hole ZK12AS1W201 intersected a 1.20m interval from 44.09m to 45.29m, 0.85m true width, of vein S2W2_1 grading 1,102 grams per tonne (“g/t”) silver (“Ag”), 16.39% lead (“Pb”) and 1.55% zinc (“Zn”) at the 128m elevation;

  Hole ZK14AS1W201 intersected a 1.11m interval from 23.49m to 24.60m, 0.63m true width, of vein S2W2_1 grading 1,134 g/t Ag, 29.24% Pb and 1.18% Zn at the 132m elevation;

  Hole ZK10S18E002 intersected a 1.07m interval from 4.96m to 6.02m, 1.04m true width, of vein S14E1 grading 1,000 g/t Ag, 0.46% Pb and 0.51% Zn at the 452m elevation, and a 0.61m interval from 155.38m to 156.00m, 0.57m true width, of vein S35E grading 231 g/t Ag, 1.04% Pb and 0.09% Zn at the 393m elevation; and

  Hole ZKDBS1W21201 intersected a 0.37m interval from 413.36m to 413.73m, 0.34m true width, of newly discovered vein S1W5 grading 2,543 g/t Ag, 19.82% Pb and 7.24% Zn at the 264m elevation.

The underground drilling program is mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previously less-explored areas.

The drilling program at SGX is summarized in the following table:

Major Target Veins	Target Elevation (m)	Metres Drilled	Samples Collected	Holes Completed	Holes Intercepted Vein Structure	Holes Intercepted Ore [1, 2]
S1, S1W, S1W2, S1W3, S1W5, S2W2, S2W2_1, S6E1_1, S7_1, S7_1E, S8, S8E, S14, S14E1, S16W, S18, S18W, S19, S19E, S19W, S27, S28, S28W, S29, S32, S32W, S32W1, S33, S33_1, S35, S35E	-140 to 810	41,127	2,435	125	76	39
[1] Ore intersection is defined by silver equivalent value (AgEq) greater than or equal to 140 g/t.
[2] The formula for AgEq is: Ag g/t + 37.8695 x Pb % + 21.3611 x Zn %

Highlights of selected mineralized zones exposed in exploration drift tunnels:

  Drift Tunnel CM105-S2SJ-S2W2-140-12ANYM exposed mineralization 145m long and 0.91m wide (true width) grading 699 g/t Ag, 21.66% Pb and 3.31% Zn within vein structure S2W2 on the 140m level;

  Drift Tunnel CM105-S2SJ-S2W2-140-12ASYM exposed mineralization 170m long and 0.96m wide (true width) grading 698 g/t Ag, 13.60% Pb and 2.55% Zn within vein structure S2W2 on the 140m level;

  Drift Tunnel CM101-S19-210-4SYM exposed mineralization 82m long and 1.20m wide (true width) grading 436 g/t Ag, 14.09% Pb and 1.75% Zn within vein structure S19 on the 210m level; and

  Drift Tunnel PD16-S31-210-60SYM exposed mineralization 35m long and 0.92m wide (true width) grading 779 g/t Ag, 14.65% Pb and 4.28% Zn within vein structure S29 on the 210m level.

The exploration tunneling at the SGX mine, comprising of drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures, and is summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Ore Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
S1W2, S2, S2W, S2W2, S2W2_1, S4E, S6, S6E, S7_1, S7_1E, S7_2, S8W2, S14, S14W, S16E, S16W, S18, S19, S19W, S21, S21W, S21W1, S21_1, S22, S29, S31, S31E, S32, S33, S37, S39	110-710	30,748	8,733	15,607	4,494	0.66	312	6.29	2.96

Tables 1 and 2 below list the assay results of certain selected mineralized drill hole intersections and mineralized zones exposed in drift tunnels from the exploration programs.

Table 1: Selected results from the drill programs at the SGX mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Thickness (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein
ZK00S8002	15.15	15.69	257	0.54	0.48	1,120	11.23	9.42	S7_1E
	74.21	76.13	227	1.92	1.17	253	12.86	0.14	S16W
ZK06S18E003	136.12	136.57	390	0.45	0.41	378	0.18	0.20	S35
	150.02	150.43	383	0.41	0.37	764	0.30	0.42	S35E
ZK10S18E002	4.96	6.02	452	1.07	1.04	1,000	0.46	0.51	S14E1
	155.38	156.00	393	0.61	0.57	231	1.04	0.09	S35E
ZK11S19005	203.99	204.32	110	0.33	0.19	216	0.46	0.65	S19E
	285.32	287.66	65	2.34	1.52	156	0.53	0.53	S19W
ZK12AS18001	20.87	21.18	251	0.31	0.27	171	0.32	0.54	S14E1
	250.73	250.94	114	0.21	0.17	177	1.54	0.57	S33
	255.40	255.70	112	0.30	0.25	118	2.91	2.31	S33_1
ZK12AS1W201	44.09	45.29	128	1.20	0.85	1,102	16.39	1.55	S2W2_1
ZK12S1W301	43.06	43.84	112	0.79	0.24	1,298	12.02	14.78	S2W2
	94.19	94.96	74	0.77	0.24	173	1.31	4.00	S2W2_1
ZK14AS1W201	23.49	24.60	132	1.11	0.63	1,134	29.24	1.18	S2W2_1
ZK14AS1W202	26.44	27.89	125	1.45	0.75	246	11.52	3.26	S2W2
	35.09	36.31	119	1.22	1.09	366	8.03	0.41	S2W2_1
	130.47	131.46	53	0.99	0.53	171	0.53	0.41	S1W
ZK15AS19005	357.25	357.52	30	0.27	0.13	20	5.67	1.90	S19W
ZK16S18006	88.57	88.84	190	0.27	0.12	166	10.28	2.60	S18W
ZK17S18003	11.11	12.32	486	1.21	0.62	218	0.54	5.92	S19
ZK1AS1401	237.64	237.82	476	0.18	0.08	385	1.53	3.94	S14
ZK21AS4801	195.87	196.37	569	0.50	0.41	224	3.87	2.51	S8
	231.84	232.12	550	0.28	0.24	583	41.71	0.51	S8
ZK2BS8005	37.62	38.07	235	0.46	0.26	245	7.11	5.18	S7_1E
ZK53S29002	154.80	155.56	375	0.76	0.76	223	0.49	6.80	S29
ZK59S1401	199.60	199.80	497	0.20	0.20	296	1.58	1.23	S29
ZK81S32006	279.04	279.37	330	0.33	0.25	132	1.83	0.60	S32
ZK83S28002	439.91	440.32	211	0.41	0.38	453	7.27	1.18	S8
ZK83S32007	119.19	119.44	415	0.25	0.21	288	0.94	0.91	S32_3

	272.08	272.38	360	0.30	0.25	222	0.55	0.77	S32
ZK83S32009	284.26	284.72	307	0.46	0.31	682	0.11	2.81	S32_1
ZK85S32004	367.99	368.58	245	0.58	0.35	159	1.38	0.64	S32
ZK87S32007	317.09	319.02	354	1.93	1.40	172	0.22	0.86	S32
ZKDB21AS802	12.41	12.81	685	0.40	0.34	135	3.94	3.37	S7_1
	326.05	326.68	422	0.62	0.43	403	10.44	0.05	S8E
ZKDB87S32003	354.81	355.10	507	0.29	0.16	275	0.77	0.76	S32
ZKDBS1W21201	413.36	413.73	264	0.37	0.34	2,543	19.82	7.24	S1W5 [1]
ZKDBS2W21001	457.42	457.70	301	0.29	0.27	98	18.15	0.70	S2W2
[1] Vein discovered between April 30, 2018 and September 30, 2019

Table 2: Selected mineralized zones exposed by drift tunneling at the SGX mine
Tunnel	Vein	Level	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
PD16-S37E-400-60NYM	S2W	400	47.00	0.44	312	6.06	8.22
CM105-S2SJ-S29E-300-70NYM	S2W	300	59.00	0.46	259	9.24	1.82
CM105-S2SJ-S2W2-140-12ANYM	S2W2	140	145.00	0.91	699	21.66	3.31
CM105-S2SJ-S2W2-140-12ASYM	S2W2	140	170.00	0.96	698	13.60	2.55
CM105-S2SJ-S2W2-140-NY_1	S2W2_1	140	80.00	0.65	487	14.45	2.02
CM105-S2SJ-S4E-180-12ASYM	S4E	180	110.00	0.55	856	18.79	1.77
PD700-S7_1-400-15ASYM	S7_1	400	55.00	0.60	341	4.07	11.76
XPD-S7_1-210-17NYM	S7_1	210	50.00	0.67	506	5.81	6.68
XPD-S7_1E-210-1BNYM	S7_1E	210	10.00	0.89	205	8.03	2.43
PD700-S7_1-400-15ASYM	S7_2	400	20.00	0.63	696	1.58	4.31
CM101-S7_2-160-2ANYM/CM	S7_2	160	30.00	0.53	511	11.79	0.70
CM101-S8W1-160-4ANYM	S8W2	160	15.00	0.59	512	16.63	5.44
PD16-S14-110-6ANYM	S14	110	30.00	0.60	412	6.99	1.95
PD700-S19-610-13ASYM	S19	610	30.00	0.76	480	7.85	6.42
PD700-S19-490-15SYM	S19	490	65.00	0.61	295	6.85	1.21
PD700-S19-450-15SYM	S19	450	105.00	0.79	232	7.21	2.95
CM101-S19-350-9ASYM	S19	350	215.00	0.69	434	11.34	1.71
CM101-S19-350-7ASYM	S19	350	15.00	0.53	513	29.31	1.70
XPD-S19-210-13ASYM	S19	210	100.00	1.06	416	4.55	3.70
CM101-S19-210-4SYM	S19	210	82.00	1.20	436	14.09	1.75
XPD-S19-160-13ASYM	S19	160	15.00	1.07	619	0.55	0.27
XPD-S19W-210-13SYM	S19W	210	61.00	1.30	314	7.50	0.72
YPD01-S21-585-8ANYM	S21	585	50.00	0.43	632	8.80	1.42
CM105-S21W1-335-58NYM	S21W1	335	20.00	0.56	620	7.47	1.68
CM105-S22-350-12SYM	S22	350	30.00	0.53	370	5.78	1.37
CM105-S22-300-12SYM	S22	300	15.00	0.51	223	12.83	1.10
CM105-S2SJ-S2W-300-8NYM	S29	300	41.50	0.40	241	7.86	2.15
PD16-S31-210-60SYM	S29	210	35.00	0.92	779	14.65	4.28
PD16-S31-210-60SYM	S31	210	35.00	0.91	546	6.85	4.12
PD16-S31-110-60SYM	S31	110	55.00	0.67	513	10.42	2.69
CM108-S32-710-69SYM	S32	710	20.00	0.75	440	4.26	1.51
CM108-S32-710-77SYM	S32	710	30.00	0.93	399	2.42	6.89
CM102-S32-570-59SYM	S32	570	248.00	0.71	486	10.60	4.87

CM102-S32-520-65SYM	S32	520	40.00	1.06	513	11.51	7.76
CM105-S32-260-57SYM	S32	260	45.00	0.79	376	14.90	2.79
PD16-S33-350-6ANYM	S33	350	80.00	0.46	344	5.21	0.90
CM105-S33-260-14SYM	S33	260	85.00	0.46	346	6.37	3.32
PD16-S37-450-51SYM	S37	450	45.00	0.78	408	2.54	7.27
CM105-S2SJ-S39-300-70NYM	S39	300	20.00	0.53	523	5.28	0.62
CM105-S2SJ-S39-260-8NYM	S39	260	35.00	0.42	239	5.27	7.14

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely-sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying Lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.